August 29, 2008

Ms. Mary Mast
Ms. Vanessa Robertson
Mail Stop 6010
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20548

Re:	Mach One Corporation.
Registration Statement on Form S-1
Amendment no. 7 filed July 31, 2008
File No. 333-146744

Dear Ms. Mast and Ms. Robertson,

Thank you for the quick response and for your comment letter of August 12, 2008. Following are Mach One’s responses to your comments. For your convenience, each of the Staff’s comments has been reprinted below and our responses are in bold. We have chosen for the most part not to duplicate the written revisions made within the document into the responses within this letter as we felt it would be easier and less cumbersome.

Along with mailing of any further comments you may have, we also request a fax copy be sent to Steven M. Grubner at 847.387.5513 at the time of mailing.

FORM S- 1

General

1. Where quantitative information has been provided, please total all of your columns throughout your filing and ensure that those amounts agree to other subtotals or references included within your document. Please confirm that the amounts agree to your general ledger as applicable and that your auditors have audited or reviewed the information as applicable. Revised so that all subtotals and references agree within the filing. We confirm that the amounts agree to our general ledger as of 8/28/2008 and that our auditor has re-audited the years ending December 31, 2007 and 2006 and has reviewed the 6 month periods ending June 30, 2008 and 2007.

Results of Operations, page 26

2. Please refer to your response to comment eight and your revised disclosures. Please move your disclosure regarding the fact that the beneficial conversion expense was recorded in 2006 to your discussion of the results of operations for the fiscal year ending December 31, 2007 compared to the fiscal year ending December 31, 2006 on page 27. In addition, please revise your disclosure on page 24 to clarify that the entire beneficial conversion expense was recorded at the date of issuance in 2006. Please explain to us why your auditor did not update the accountant’s report for this change similar to the update that was made for the changes in the statement of stockholders’ equity. Revised to move disclosure into discussion of December 31, 2007 compared to December 31, 2006. Also revised to add to disclosure on page 24.

Consolidated Balance Sheets, page 33

3. Please revise the balance for Total Stockholders’ Equity as of March 31, 2008 of (695,615) to agree with the balance in the Consolidated Statements of Changes in Stockholders’ Equity of (695,770). The amounts should agree with the Summary Financial Data and Capitalization tables in the filing. Corrected with inclusion of June 30, 2008 financials. Amounts agree with tables.

Consolidated Statements of Changes in Stockholders' Equity (Deficit). Page 35

4. Please refer to your response to comment 7 and your revisions. The balance for stockholders’ equity as of December 31, 2005 of $356,061 does not agree with activity shown. The balance for Paid in Capital as of December 31, 2007 does not agree with the balance sheet or with the activity shown for the period. The balance for Paid in Capital as of March 31, 2008 also does not agree with the balance sheet. Revised to correct tabular column addition errors. All balances agree throughout document.

Consolidated Statements of Cash Flows, page 36

5. Please revise the subtotal for “Total adjustments” for the year ended December 31, 2007 so that the line items add up to the total. Revised.

Note 2- Property and Equipment, page 41

6. Please refer to your response to comment 12 and your revised disclosures. Your subtotal for property and equipment including accumulated depreciation for March 31, 2007 and March 31, 2008 do not agree with the sum of the line items shown. Please revise. Revised to correct subtotals and totals with June periods.

Note 5 - Notes Payable, page 43

7. Please explain the difference between the total amount shown for notes payable as of December 31, 2007 of $767,081 in the note and the $781,932 reflected in the balance sheet. Revised to correct balance in Note 5 to balance sheet.

Note 6 - Convertible Notes Payable, page 43

8. Please explain the difference between the amount in the note as of December 31, 2007 of $55,150 and the amount on the balance sheet of $51,397. An erroneous interest accrual in the amount of 5,150 was entered. The actual accrued interest amount was $1,397 and has been revised throughout the filing to reflect the correct amount. Amount matches financial statements.

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9. Please refer to your response to comment 14. It appears as though paragraph 15 of SFAS 150 may apply and therefore SFAS 150 would not apply since the conversion feature is scoped out of SFAS 150. If you disagree, please provide us with your analysis of why paragraph 15 of SFAS 150 is not applicable. If SFAS 150 is not applicable, please provide us your analysis of paragraph 6 of SFAS 133. Regardless, please provide us the fair value of the conversion feature and your assessment of materiality. We agree that SFAS 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. Paragraph 6 of SFAS 133 requires a derivative instrument to have all three of these characteristics: (1) It has (1) one or more underlyings and (2) one or more notional amounts or payment provisions or both. (2) It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors and (3) Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement. Number 1 is met as the convertible note has a specified interest rate (underlying) and a number of currency units (notational amount). Number 2 is not met as the note requires an initial net investment that would not be smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors. Number 3 is met as upon conversion the company is required to deliver an asset (restricted securities) that could be readily converted to cash ( tack back period for Rule 144 would be initial date of contribution of funds under the note making the securities available for sale under exemption). We are therefore accounting for the note as a liability. We are of the opinion that the conversion feature has no external value as the company has the right under the note to redeem it for the amount of the note plus any accrued interest any time prior to the due date of the note. As to materiality, we based our assessment on principles in an article regarding measurement of materiality called: Assessing Materiality A New ‘Fuzzy Logic’ Approach By Rebecca L. Rosner, Christie L. Comunale, and Thomas R. Sexton. Rosner, et.al. refers to SEC Staff Accounting Bulletin (SAB) 99 that lists qualitative factors that “render material a quantitatively small misstatement of a financial statement item.” Our assessment based on SAB 99 led us to determine that though there were some misstatements or omissions to evaluate, none masked earnings or concerned a portion of the business that has been identified as playing a significant role in the company’s operations or profitability and therefore were not material and needing further disclosure above what the restated financials and notes provide.

Exhibit 10.14

10. We note your response to comment 5 and reissue the comment in part. As previously requested, please file the entire document, including exhibits A and B referred to in the employment agreement. We filed the employment agreement in Amendment 7 including the requested exhibits A and B. Please advise if you are unable to read the exhibits. The exhibits are contained at the end of the employment agreement within the agreement, not as separate attachments.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mach One Corporation requests that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 9:00 a.m. on the morning of September 3, 2008 or as soon thereafter as practicable.

Mach One acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Monte B. Tobin

Monte B. Tobin
Chief Executive Officer